UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

SENESCO TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

817208507
(CUSIP Number)

Vaughn Smider, M.D., Ph.D. 11099 North Torrey Pines Road, Suite 230 La Jolla, California 92037 (858) 909-0749
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817208507	13D	Page 2 of [5] Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vaughn Smider, M.D., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
1,400,970(1)
8	shared voting power
0
9	sole dispositive power
1,400,970(1)
10	shared dispositive power
0
11	aggregate amount beneficially owned by each reporting person
1,400,970(1)
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	X

13	percent of class represented by amount in row (11)
9.9%(2)
14	type of reporting person*
IN

1.	Includes 1,058,970 shares of Common Stock (as defined below), warrants to purchase 249,974 shares of Common Stock with an exercise price of $3 per share and an expiration date of December 16, 2014 (the “Series FA Warrants”) and warrants to purchase 762 shares of Common Stock with an exercise price of $2 per share and an expiration date of September 30, 2016 (the “Series FD Warrants”). In addition the Filing Person (as defined below) holds additional warrants to purchase 298,031 shares of Common Stock subject to the blocker provisions discussed below. The terms of these additional warrants include a blocker provision under which the Filing Person can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Person is only disclosing beneficial ownership of shares of Common Stock, Series FA Warrants, Series FD Warrants and the number of other warrants exercisable up to the Blocker amount held by the Filing Person.

2.	If not for the Blocker, the Filing Person would own in excess of 9.9% of the outstanding shares of Common Stock, based upon approximately 13,811,361 shares of Common Stock outstanding as of May 16, 2014.

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D, filed May 28, 2014 (the “Schedule 13D”), by the Filing Person (as defined below) relating to the Common Stock, par value $0.01 per share, of Senesco Technologies, Inc., a Delaware corporation (the “Issuer”). The Filing Person is filing this amendment to the Schedule 13D solely to update the disclosures set forth therein to include the warrant amendments discussed in Item 3 below and to file an additional exhibit under Item 7 below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

June 2014 Warrant Amendment

On June 13, 2014, the Issuer and the requisite number of holders of six-month Series A warrants with an exercise price of $3.00 per share issued by the Company in December 2013 (the “Series A Warrants”) and one-month Series FA warrants with an exercise price of $3.00 per share issued by the Company in May 2014 (the “Series FA Warrants” and, together with the Series A Warrants, the “Warrants”) agreed to amend the Warrants pursuant to a Series A Warrant Amendment Agreement (the “Series A Warrant Amendment Agreement”) and a Series FA Warrant Amendment Agreement (the “Series FA Warrant Amendment Agreement” and, together with the Series A Warrant Amendment Agreement, the “Warrant Amendment Agreements”). Pursuant to the terms of the Warrant Amendment Agreements, the Warrants were amended to, among other things, extend the exercise period to December 16, 2014, remove the cashless exercise provision previously included in the Warrants and provide that the blocker provision should not apply to a holder that is already a Section 16 reporting person at the time of this amendment.

As a result of the Series FA Warrant Amendment Agreement, the Series FA Warrants held by the Filing Person are no longer subject to beneficial ownership limitations and therefore the Series FA Warrants held by the Filing Person are considered to be beneficially owned by the Filing Person. However, due to the continuing beneficial ownership limitations on the other warrants held by the Filing Person, the Filing Person’s aggregate beneficial ownership level is not changed as a result of the Series FA Warrant Amendment Agreement.

The Series FA Warrant Amendment Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Series FA Warrant Amendment Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the exhibit.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit No.	Description of Document

Exhibit 7	Form of Series FA Warrant Amendment Agreement. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. current report on Form 8-K filed on June 16, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2014

/s/ Vaughn Smider, M.D., Ph.D.
Vaughn Smider, M.D., Ph.D.

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